UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. _1_)*

Under the Securities Exchange Act of 1934

                Xos, Inc. (f/k/a NextGen Acquisition Corporation)

(Name of Issuer)

                   Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

                              98423B108

(CUSIP Number)

                           December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON NextGen Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

(1)	NextGen Sponsor LLC completed a liquidating distribution of all of its securities of Xos, Inc. to its members as permitted transferees.

1	NAME OF REPORTING PERSON George N. Mattson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 205,033 (1)
	6	SHARED VOTING POWER 6,597,545 (2)
	7	SOLE DISPOSITIVE POWER 205,033 (1)
	8	SHARED DISPOSITIVE POWER 6,597,545 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,802,578 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1% (3)
12	TYPE OF REPORTING PERSON OO

(1)	Represents (a) 113,430 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Xos, Inc. (formerly known as NextGen Acquisition Corporation, the “Issuer”) purchased in the open market and (b) 91,603 Restricted Stock Units (“RSUs”), of which 2,580 were issued to Mr. Mattson as a director in lieu of a cash retainer and 89,023 were initial and annual grants issued to Mr. Mattson as a director, owned directly by Mr. Mattson.

(2)	Represents (a) the 3,937,525 shares of Class A Common Stock and (b) 2,660,020 shares of Class A Common Stock issuable upon exercise of 2,660,020 warrants to purchase shares of Class A Common Stock issuable upon exercise on a one-for-one basis at an exercise price of $11.50 per share (“Warrants”) held by NGAC GNM Feeder LLC. Mr. Mattson may be deemed to beneficially own such shares by virtue of his shared control over NGAC GNM Feeder LLC. Mr. Mattson disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(3)	Based on approximately 162,904,938 shares of the Issuer’s common stock outstanding as of October 1, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021 and 2,660,020 warrants held by NGAC GNM Feeder LLC.

1	NAME OF REPORTING PERSON Gregory L. Summe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,597,545 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,597,545 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,597,545 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.0% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents (a) the 3,937,525 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Xos, Inc. (formerly known as NextGen Acquisition Corporation, the “Issuer”) and (b) 2,660,020 shares of Class A Common Stock issuable upon exercise of 2,660,020 warrants to purchase shares of Class A Common Stock issuable upon exercise on a one-for-one basis at an exercise price of $11.50 per share (“Warrants”) held by the Gregory L. Summe Irrevocable Trust 2008. Mr. Summe may be deemed to beneficially own securities held by the Gregory L. Summe Irrevocable Trust 2008 by virtue of Susan Summe’s control over the Gregory L. Summe Irrevocable Trust 2008. Mrs. Summe is Mr. Summe’s spouse. Other than Mrs. Summe, no member of the Gregory L. Summe Irrevocable Trust 2008 exercises voting or dispositive control over any of the common stock or warrants held by the Gregory L. Summe Irrevocable Trust 2008.

(2)	Based on approximately 162,904,938 shares of the Issuer’s common stock outstanding as of October 1, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on November 12, 2021 and 2,660,020 warrants held by the Gregory L. Summe Irrevocable Trust 2008.

Item 1(a).	Name of Issuer:

Xos, Inc. (formerly known as NextGen Acquisition Corporation)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3550 Tyburn Street, Los Angeles, CA 900665

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	NextGen Sponsor LLC
2.	George N. Mattson
3.	Gregory L. Summe

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

2255 Glades Road, Suite 324A, Boca Raton, FL 33431

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Ordinary Shares CUSIP Number is 98423B108.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 03, 2022

NextGen Sponsor LLC

By:	/s/ Gregory L. Summe
Name:	Gregory L. Summe
Title:	Manager

George N. Mattson

By:	/s/ George N. Mattson

Gregory L. Summe

By:	/s/ Gregory L. Summe

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.